Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	February 22, 2010
TSX: SVM

SILVERCORP TO ACQUIRE ADVANCED STAGE SILVER-LEAD-ZINC PROJECT IN BRITISH COLUMBIA, CANADA

VANCOUVER, British Columbia – February 22, 2010 – Silvercorp Metals Inc. (“Silvercorp” or “the Company”) has signed a definitive purchase agreement with Silver Standard Resources Inc. (“Silver Standard”) to purchase a 100% interest in the Silvertip silver-lead-zinc project covering 216 km2 in northern British Columbia, Canada. Total consideration for the project is CDN$15-million with up to 50% to be paid in Silvercorp common shares and the balance in cash. The closing date is expected on or before February 26, 2010.

Located just south of the Yukon border and readily accessible by a 25-kilometre road from the Alaska Highway, the Silvertip property hosts an advanced-stage, high-grade silver-lead-zinc carbonate replacement deposit system. The project was previously explored by various operators/owners from 1955 to 2000 with more than $40 million in exploration work carried out --including 2,400 metres of underground tunnel development and 71,472 metres of surface and underground drilling in 491 holes. The most recent exploration work was carried out by Imperial Metals Corporation (“Imperial Metals”), which owned the project from 1996 to 2002. No exploration work was conducted by Silver Standard since acquiring the project in 2002.

A resource estimate was calculated for the Silvertip project in 1997 within an area of 1,000 metres by 800 metres, which was then converted into a National Instrument 43-101 compliant resource in October 2002 (“the 2002 Resource”). The resource is summarized below:

Silvertip 2002 Resource Calculation
(Based on exploration results to the end of 1997)

Resource Category	Tonnes	Silver (g/t)	In Situ Contained Silver (oz)	Lead (%)	Zinc (%)	Gold (g/t)
Indicated	1,120,000	378	13,612,900	7.7	9.5	0.85
Inferred	1,450,000	284	13,241,200	5.4	8.3	0.46

According to the 2002 technical report, “[t]he Silvertip mineralization is a silver-zinc-lead Carbonate Replacement Deposit (CRD) with metals content, polyphase mineralization, abundant replacement textures, pyrite pseudomorphing pyrrhotite, and wallrock alteration reminiscent of many of the manto-chimney CRD’s of Mexico and the western US (Megaw, 1998).” The Silvertip resource identified to date is considered to be only the distal portion of a CRD, indicating considerable tonnage may be added through a concerted exploration effort. When the entire system is accounted for, other CRD deposits with similar characteristics have ranged in size from 11.7 million tonnes (Gilman, Colorado) to approximately 30 million tonnes (Santa Eulalia, Chihuahua).

Prior to the signing of the definitive purchase agreement, Silvercorp engaged Mr. Randy Cullen, P.Geo., to carry out a resource evaluation by reviewing all available exploration reports and data and compiling a new geological model for the Silvertip project using SURPAC® software. This model includes exploration results from a 1999-2000 drill campaign designed to test geophysical anomalies discovered in the summer of 1999 by Imperial Metals. In that campaign, drill hole SSD-99-65 intercepted 31.4 metres grading 318.4 g/t silver, 5.52% lead and 8.65% zinc. Subsequently, in the winter of 2000, 22 underground diamond drill holes delineated the high-grade “65 Zone”.

A new NI 43-101 compliant resource update dated February 19, 2010 (the “2010 Resource”), now including the “65 Zone” as well as significant drill hole interceptions, will be filed on SEDAR at www.sedar.com and posted on the Company’s website (www.silvercorp.ca). The updated 2010 Resource is summarized below:

Silvertip 2010 Resource Calculation
(Including exploration results up to and including the winter of 2000)

At >200 g/t Silver Equivalent Cut-off
Resource Category	Tonnes	Silver (g/t)	In Situ Contained Silver (oz)	Lead (%)	Zinc (%)	Gold (g/t)
Indicated	2,349,055	352	26,556,459	6.73	9.41	0.54
Inferred	459,896	343	5,069,380	6.18	9.81	0.23
At > 400 g/t Silver Equivalent Cut-off
Indicated	1,976,664	398	25,263,518	7.65	10.35	0.58
Inferred	357,713	413	4,747,390	7.50	11.05	0.26
At > 1,000 g/t Silver Equivalent Cut-off
Indicated	705,373	631	14,309,987	12.24	13.18	0.79
Inferred	120,569	739	2,864,647	12.99	14.59	0.51

*Silver Equivalent is calculated using metal prices of US$12.13/oz Ag, US$728/oz Au, US$0.804/lb Pb and US$0.847/lb Zn and metal recoveries of 69.2% for silver, , 80.4% for lead, 84.7% for zinc and 50% for gold.
**The increase in the resource is mainly attributed to the inclusion of the “Zone 65” resource. The conversion of tonnes from the Inferred to the Indicated category is based on the drill demonstrated continuity of the mineralization.

Preliminary metallurgical testwork was conducted in 1998 by CSMA Minerals laboratory in the UK. The test result showed that with a lead concentrate grade of 65%, silver and lead recoveries are 69.2% and 80.4%, respectively, and a 61% zinc concentrate grade has a zinc recovery of 84.7%. The Company plans to perform additional mineralogy study and a metallurgical test program to further increase metal recoveries.

Silvercorp also intends to carry out a regional exploration program outside of the existing resource area including geophysical and geochemical surveys to identify new drill targets. Concurrent with its exploration program, Silvercorp intends to apply for a provincial Small Mine Permit for an operation with a capacity of under 75,000 tonnes per year. Once permitted, Silvercorp plans to start mining those high grade pockets (outlined in the table above using >1,000 g/t silver equivalent cutoff grades) which are already accessible from existing tunnels. The cash flows to be generated from these early operations will then be used to finance further exploration programs, a full feasibility study, a full mining permitting process, and future expansion of mining operations.

Silvercorp recognizes the imperative of First Nations support for the project. Accordingly, Silvercorp has signed a Resource Funding Agreement and commenced negotiating a Traditional Knowledge Protocol and a Memorandum of Understanding with the Kaska Dena Council as the Silvertip property lies within the Kaska traditional territory. With the definitive purchase agreement now signed, the Company will widen its consultation to actively engage other First Nations and all interested stakeholders.

“With grades of 12.8 ounces per tonne [398 g/t] silver and 18% combined lead and zinc in the indicated category [at a >400 g/t cut-off] and higher grade starter pockets, the Silvertip project ranks among one of the highest grade silver-lead-zinc carbonate replacement deposits in North America -- with great potential to grow,” states Dr. Rui Feng, Silvercorp’s Chairman and CEO. “While we will continue to focus on growing in China, we are excited to acquire this advanced stage exploration project in Canada, giving us an additional platform for growth plus geographic diversification.”

“Silvercorp has a proven track record in the accelerated development and mining of high-grade underground precious metals deposits, a strategy that benefits both our shareholders and the communities in which we operate. We will apply the same successful strategy we used at our Ying mine in China to the Silvertip project, with a focus on commencing small scale production at the earliest possible date and using the cash flow generated from operations to help finance further expansion of the project.”

Randy Cullen, P.Geo., an Independent Qualified Person as defined by NI 43-101, has reviewed and has given consent to this press release disclosing the 2010 Technical Report and has confirmed that this press release fairly and accurately represents the information in the Technical Report.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province of China to commence production of silver, lead and zinc. Silvercorp’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.

Cautionary Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Forward-looking statements or information, including statements relating to future exploration plans, mine development plans, mine operations, and exploration potential are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, discrepancies between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.